UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 77987 / June 3, 2016

Admin. Proc. File No. 3-17151

In the Matter of

JOSEPH DENARD REID
  (A/K/A REID JOSEPH DENARD),
SHARED 1, INC.,
VANPORT ACQUISITION I, CORP.,
WESTVIEW ACQUISITION CORP.,
WI-NET COMMUNICATIONS INC.,
WISDOM HOLDINGS, INC.,
YANG HOLDING COMPANY, and
YOUNGHEART PRODUCTION HOLDING CO, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Joseph Denard Reid (a/k/a Reid Joseph Denard), Shared 1, Inc., Vanport Acquisition I, Corp., Westview Acquisition Corp., Wi-Net Communications Inc., Wisdom Holdings, Inc., Yang Holding Company, or Youngheart Production Holding Co, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Joseph Denard Reid (a/k/a Reid Joseph Denard), Shared 1, Inc., Vanport Acquisition I, Corp., Westview Acquisition Corp., Wi-Net Communications Inc., Wisdom Holdings, Inc., Yang Holding Company, and Youngheart Production Holding Co, Inc.[2] The order contained in that decision is hereby declared effective.

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Joseph Denard Reid (a/k/a Reid Joseph Denard), Shared 1, Inc., Vanport Acquisition I, Corp., Westview Acquisition Corp., Wi-Net Commc'ns Inc., Wisdom Holdings, Inc., Yang Holding Co., and Youngheart Prod. Holding Co, Inc.,* Initial Decision Release No. 998 (Apr. 7, 2016), 113 SEC Docket 17, 2016 WL 1377333. The Central Index Key numbers are: 1346039

(continued . . .)

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Joseph Denard Reid (a/k/a Reid Joseph Denard), Shared 1, Inc., Vanport Acquisition I, Corp., Westview Acquisition Corp., Wi-Net Communications Inc., Wisdom Holdings, Inc., Yang Holding Company, and Youngheart Production Holding Co, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

(. . . *continued*)
for Joseph Denard Reid (a/k/a Reid Joseph Denard); 1439324 for Shared 1, Inc.; 1556250 for Vanport Acquisition I, Corp.; 1386809 for Westview Acquisition Corp.; 1344867 for Wi-Net Communications, Inc.; 1130215 for Wisdom Holdings, Inc.; 1093423 for Yang Holding Company; and 1050111 for Youngheart Production Holding Co., Inc.

INITIAL DECISION RELEASE NO. 998
ADMINISTRATIVE PROCEEDING
File No. 3-17151

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of JOSEPH DENARD REID (A/K/A REID JOSEPH DENARD), SHARED 1, INC., VANPORT ACQUISITION I, CORP., WESTVIEW ACQUISITION CORP., WI-NET COMMUNICATIONS INC., WISDOM HOLDINGS, INC., YANG HOLDING COMPANY, and YOUNGHEART PRODUCTION HOLDING CO, INC.	INITIAL DECISION ON DEFAULT April 7, 2016

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

On March 3, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission and are delinquent in their periodic filings. Respondents were served with the OIP by March 10, 2016, and their answers were due by March 23, 2016. *Joseph Denard Reid*, Admin. Proc. Rulings Release No. 3735, 2016 SEC LEXIS 1114 (ALJ Mar. 24, 2016).

Respondents did not appear at a prehearing conference on March 22, 2016. Tr. 5. I issued an order to show cause on March 24, 2016, that required Respondents to respond by April 5, 2016, why this proceeding should not be determined against them and warning that they would be found in default if they failed to respond. *Joseph Denard Reid*, 2016 SEC LEXIS 1114.

Respondents are in default because to date they have not filed answers, did not participate in a prehearing conference, or otherwise defend the proceeding. *See* OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, I find the allegations in the OIP to be true.

Findings of Fact

Joseph Denard Reid (a/k/a Reid Joseph Denard), Central Index Key (CIK) No. 1346039, is a North Carolina corporation located in Winston Salem, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on December 7, 2005, which included no financial statements but stated that the company had $2,500,000 in net assets as of December 6, 2005. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Shared 1, Inc., CIK No. 1439324, is a dissolved Nevada corporation located in Sumter, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on July 31, 2008, which reported a net loss of $6,750 for the period from inception on January 28, 2008, through March 31, 2008. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Vanport Acquisition I, Corp., CIK No. 1556250, is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on August 23, 2012, which reported a net loss of $188 for the period from inception on June 26, 2012, through June 30, 2012. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Westview Acquisition Corp., CIK No. 1386809, is a void Delaware corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on March 17, 2007, which reported a net loss of $14,138 for the period from inception on January 3, 2007, through January 31, 2007. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Wi-Net Communications Inc., CIK No. 1344867, is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on February 22, 2006, which reported a net loss of $17,683 for the period from inception on April 2, 2004, to October 31, 2005. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Wisdom Holdings, Inc., CIK No. 1130215, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB-12G on December

20, 2000, which reported a net loss of $15,443 for the nine months ended September 30, 2000. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Yang Holding Company, CIK No. 1093423, is a permanently revoked Nevada corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on August 19, 1999, which reported a net loss of $617 for the period from inception on August 11, 1999, through August 12, 1999. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

Youngheart Production Holding Co, Inc., CIK No. 1050111, is a revoked Louisiana corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on November 19, 1997, which reported no revenues or expenses, but stated that the company had net assets of $2,500 as of September 5, 1997. As of February 29, 2016, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Joseph Denard Reid (a/k/a Reid Joseph Denard), Shared 1, Inc., Vanport Acquisition I, Corp., Westview Acquisition Corp., Wi-Net Communications Inc., Wisdom Holdings, Inc., Yang Holding Company, and Youngheart Production Holding Co, Inc., are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See*

17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge